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                               EXHIBIT (a)(1)(iii)

                             Letter to Stockholders

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ESCALADE LETTERHEAD

February 24, 2000

Dear Stockholder:

     Escalade, Incorporated is offering to purchase up to 700,000 shares of our common stock (representing approximately 24% of the currently outstanding shares), at a price not less than $14.50 nor more than $18.00 per share. We are conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within that range at which you are willing to sell all or a portion of your shares to us.

     Based upon the number of shares tendered and the prices specified by the tendering stockholders, we will determine the single per share price within that range that will allow it to buy 700,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will, subject to possible proration, conditional tender and provisions relating to the tender of "odd lots," be purchased for cash at that purchase price, net to the selling stockholder. All other shares that have been tendered and not purchased will be returned to the stockholder.

     If you do not wish to participate in the offer, you do not need to take any action.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to do so are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer.

     Neither Escalade nor our Board of Directors or senior management makes any recommendation to any stockholder whether to tender all or any shares. The executive officers have advised us that they do not intend to tender any shares in this offer. The remaining directors have not made a final decision as to whether they will participate in this offer or whether they would tender only a portion of their shares and not all of their shares.

Sincerely,

/s/Robert E. Griffin
   Chairman of the Board